UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for September 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115858
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

119041 ARC 2004-1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AMORTIZING RESIDENTIAL COLLATERAL TRUST

Mortgage Pass-Through Certificates, Series 2004-1

$615,396,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST
SERIES 2004-1
SENIOR/SUBORDINATE CERTIFICATES
Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call								
Class	Size ($)	Coupon/ Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E(2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
A1(3)	114,953,000	1 M LIBOR	1.39	1-52	18.40%	TBD	10/25/2034	AAA/AAA/Aaa
A2(3)	25,000,000	1 M LIBOR	6.02	52-83	18.40%	TBD	10/25/2034	AAA/AAA/Aaa
A3(4)	235,289,000	1 M LIBOR	1.00	1-27	18.40%	TBD	10/25/2013	AAA/AAA/Aaa
A4(4)	66,322,000	1 M LIBOR	3.00	27-54	18.40%	TBD	10/25/2034	AAA/AAA/Aaa
A5(4)	63,122,000	1 M LIBOR	6.14	54-83	18.40%	TBD	10/25/2034	AAA/AAA/Aaa
M1	35,872,000	1 M LIBOR	4.79	41-83	12.60%	TBD	10/25/2034	AA+/AA+/Aa2
M2	10,514,000	1 M LIBOR	4.71	41-83	10.90%	TBD	10/25/2034	AA/AA/Aa3
M3	6,185,000	1 M LIBOR	4.68	40-83	9.90%	TBD	10/25/2034	AA-/AA-/NR
M4	12,061,000	1 M LIBOR	4.67	39-83	7.95%	TBD	10/25/2034	A+/A+/A2
M5	8,350,000	1 M LIBOR	4.66	39-83	6.60%	TBD	10/25/2034	A/A/A3
M6	6,803,000	1 M LIBOR	4.64	38-83	5.50%	TBD	10/25/2034	A-/A-/Baa1
M7	6,185,000	1 M LIBOR	4.63	38-83	4.50%	TBD	10/25/2034	BBB+/BBB+/Baa2
M8	4,639,000	1 M LIBOR	4.63	38-83	3.75%	TBD	10/25/2034	BBB/BBB/Baa3
M9	10,824,000	1 M LIBOR	4.59	37-83	2.00%	TBD	10/25/2034	BBB-/BBB-/NR
B1	6,803,000	5.00%	4.11	37-74	0.90%	N/A	10/25/2034	BB+/NR/NR
B2	2,474,000	5.00%	3.20	37-46	0.50%	N/A	10/25/2034	BB/NR/NR

To Maturity								
Class	Size ($)	Coupon/ Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E(2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
A1(3)	114,953,000	1 M LIBOR	1.39	1-52	18.40%	TBD	10/25/2034	AAA/AAA/Aaa
A2(3)	25,000,000	1 M LIBOR	7.07	52-179	18.40%	TBD	10/25/2034	AAA/AAA/Aaa
A3(4)	235,289,000	1 M LIBOR	1.00	1-27	18.40%	TBD	10/25/2013	AAA/AAA/Aaa
A4(4)	66,322,000	1 M LIBOR	3.00	27-54	18.40%	TBD	10/25/2034	AAA/AAA/Aaa
A5(4)	63,122,000	1 M LIBOR	7.37	54-187	18.40%	TBD	10/25/2034	AAA/AAA/Aaa
M1	35,872,000	1 M LIBOR	5.27	41-153	12.60%	TBD	10/25/2034	AA+/AA+/Aa2
M2	10,514,000	1 M LIBOR	5.17	41-140	10.90%	TBD	10/25/2034	AA/AA/Aa3
M3	6,185,000	1 M LIBOR	5.12	40-134	9.90%	TBD	10/25/2034	AA-/AA-/NR
M4	12,061,000	1 M LIBOR	5.08	39-131	7.95%	TBD	10/25/2034	A+/A+/A2
M5	8,350,000	1 M LIBOR	5.03	39-123	6.60%	TBD	10/25/2034	A/A/A3
M6	6,803,000	1 M LIBOR	4.97	38-117	5.50%	TBD	10/25/2034	A-/A-/Baa1
M7	6,185,000	1 M LIBOR	4.91	38-110	4.50%	TBD	10/25/2034	BBB+/BBB+/Baa2
M8	4,639,000	1 M LIBOR	4.85	38-103	3.75%	TBD	10/25/2034	BBB/BBB/Baa3
M9	10,824,000	1 M LIBOR	4.66	37-97	2.00%	TBD	10/25/2034	BBB-/BBB-/NR
B1	6,803,000	5.00%	4.11	37-74	0.90%	N/A	10/25/2034	BB+/NR/NR
B2	2,474,000	5.00%	3.20	37-46	0.50%	N/A	10/25/2034	BB/NR/NR

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 30% CPR for the Adjustable Rate Mortgage Loans and 23% CPR for the Fixed Rate Mortgage Loans. Based on an assumed closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.50%.

(3) The Class A1 and A2 Certificates are the Senior Certificates of Group 1.

(4) The Class A3, A4 and A5 Certificates are the Senior Certificates of Group 2.

Principal Payment Priority

I. Prior to the Stepdown Date, or whenever a Trigger Event is in effect:

1) A) All principal from Group 1 will be paid to the Class A1 and A2 Certificates, sequentially and in that order, until they have been reduced to zero;

B) All principal from Group 2 will be paid to the Class A3, A4 and A5 Certificates, sequentially and in that order, until they have been reduced to zero;

2) If the Senior Certificates related to one group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated group, in accordance with either Step (1)(A) above (in the case of the Group 1 Senior Certificates) or Step (1)(B) above (in the case of the Group 2 Senior Certificates), until all the Senior Certificates have been reduced to zero; and

3) All remaining principal will be allocated to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9, B1 and B2 Certificates, sequentially and in that order, until reduced to zero.

II. On or after the Stepdown Date and as long as a Trigger Event is not in effect:

1) All principal from Group 1 will be paid to the Group 1 Senior Certificates and all principal from Group 2 will be paid to the Group 2 Senior Certificates, concurrently and in accordance with the priorities in Steps (I)(1)(A) and (I)(1)(B) above, provided, however, that principal will only be allocated to the Senior Certificates in the amount required to achieve the Targeted Senior Enhancement Percentage in the aggregate;

2) If the Senior Certificates related to one group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated group, in accordance with either Step (I)(1)(A) above (in the case of the Group 1 Senior Certificates) or Step (I)(1)(B) above (in the case of the Group 2 Senior Certificates), until the Targeted Senior Enhancement Percentage has been reached in the aggregate; and

3) All remaining principal will be allocated to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9, B1 and B2 Certificates, sequentially and in that order, until the Credit Enhancement behind each class is equal to two times the Initial Enhancement Percentage.

The Stepdown Date is the later of (i) the Distribution Date upon which the original Senior Enhancement Percentage (as defined herein) doubles to meet the Targeted Senior Enhancement Percentage of 36.80%, or (ii) the 37th distribution date.

Interest Payment Priority

The Interest Rates for the Class A1, A2, A3, A4, A5, M1, M2, M3, M4, M5, M6, M7, M8 and M9 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rates for the Class B1 and B2 Certificates (together, the Class B Certificates) will be equal to the lesser of (i) 5.00% and (ii) their Net Funds Cap, calculated on a 30/360 basis.

The "Accrual Period" for the Offered Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on September 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and A2 Certificates from Group 1 Interest on a *pro rata* basis;

(3) To pay Current Interest and Carryforward Interest to the Class A3, A4 and A5 Certificates from Group 2 Interest on a *pro rata* basis;

(4) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9, B1 and B2 Certificates, sequentially and in that order;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(8) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, A2, A3, A4 and A5 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

Interest Payment Priority (continued)

(9) To pay sequentially to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9, B1 and B2 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[(1)];

(10) To pay sequentially to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9, B1 and B2 Certificates any Deferred Amounts; and

(11) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received from the Interest Rate Cap Agreement will be allocated in steps (8), (9) and (11), in that order of priority.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Interest Rate Cap Agreement

The Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The 23-month Interest Rate Cap Agreement has a maximum rate of payment of 4.00% and a strike rate of 2.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule. If in any period the Notional Balance of the Interest Rate Cap Agreement exceeds the outstanding principal balance of the Offered Certificates, the portion of the Interest Rate Cap payments available to benefit the Offered Certificates will be limited to the amounts accrued on this lower balance. The difference between amounts accrued on the Notional Balance of the Interest Rate Cap Agreement and the balance of the Offered Certificates will be paid directly to the Class X Certificates.

Month	Approximate Notional Balance ($)
1	0
2	596,895,506
3	578,945,896
4	561,530,825
5	544,634,429
6	528,241,316
7	512,336,548
8	496,905,630
9	481,934,496
10	467,409,496
11	453,317,383
12	439,645,305

Month	Approximate Notional Balance ($)
13	426,380,788
14	413,511,728
15	401,026,381
16	388,913,348
17	377,161,570
18	365,760,314
19	354,699,165
20	343,968,018
21	333,557,066
22	323,456,793
23	313,657,965
24	304,151,000

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) 4.00% and (ii) the excess, if any, of one-month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate to (a) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Subordinate Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of such Group; provided, however, that with regard to the Class B Certificates, clause (b) in each definition will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Master Servicing Fee Rate and, in the case of an Insured Mortgage Loan, the Mortgage Insurance Fee Rate.

Origination and Servicing

The majority of the Mortgage Loans were originated by BNC (48.93%), Finance America (15.11%), Wells Fargo (14.86%) and Ownit (14.09%) and as of the Closing Date will initially be serviced by Option One (47.49%), Wells Fargo (30.94%), Ocwen (15.23%), Chase (5.24%) and Aurora (1.09%). All loans serviced by Option One are expected to transfer to another servicer in the securitization on November 1, 2004.

Mortgage Insurance

None of the Mortgage Loans will be covered by mortgage insurance.

[Credit Risk Manager]

[The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Review of the prepayment penalty collections by the servicers.]

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated at the stated rate (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B2 Certificates, the Class B1 Certificates and the Class M Certificates in inverse order of priority. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2, A3, A4 and A5 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an Applied Loss Amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on the Class A1, A2, A3, A4 and A5 will double, the margins on the Class M1, M2, M3, M4, M5, M6, M7, M8 and M9 will increase to 1.5 times their initial margins, and the stated rate on the Class B1 and Class B2 will increase to 5.50%.

Credit Enhancement

Subordination

Classes A1, A2, A3, A4 and A5 will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3, A4 and A5 will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates, and the Class B1 Certificates will have a preferential right to receive principal over the Class B2 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution, until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest may be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-off Date collateral balance.

Trigger Events

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 41% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels to be set by the rating agencies.

Distribution Date	Loss Percentage
October 2007 to September 2008	3.00% for the first month, plus an additional 1/12th of 1.25% for each month thereafter
October 2008 to September 2009	4.25% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
October 2009 to September 2010	5.00% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
October 2010 and thereafter	5.50%

Trigger Events (continued)

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
	David Wong	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Christina Barretto	(212) 526-2185

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2004-1
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank, N.A.
Securities Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Aurora Loan Services
[Credit Risk Manager:]	[The MurrayHill Company]
Lead Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: October 25, 2004
Statistical Calculation Date:	37.46% of the Mortgage Loans are as of August 1, 2004. 38.45% of the Mortgage Loans are as of August 16, 2004 to August 23, 2004. 24.10% of the Mortgage Loans are as of August 30.2004.
Cut-Off Date:	September 1, 2004
Pricing Date:	Week of September 20, 2004
Closing Date:	September 30, 2004
Settlement Date:	September 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	September 25, 2004
Day Count:	Actual/360 on Classes A1, A2, A3, A4, A5, M1, M2, M3, M4, M5, M6, M7, M8 and M9 30/360 for Classes B1 and B2
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Securities Administrator Fee:	0.001%

Summary of Terms (continued)	
Servicing Fee:	The servicing fee is equal to 0.50% of the loan principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A1, A2, A3, A4, and A5. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A and Class M Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call(1)					
% PPA (2)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.02	1.99	**1.39**	1.04	0.83
Window (mos)	1-106	1-71	**1-52**	1-30	1-24
Expected Final Mat.	6/25/2013	7/25/2010	**12/25/2008**	2/25/2007	8/25/2006
Class A2					
Avg. Life (yrs)	12.17	8.22	**6.02**	4.14	2.50
Window (mos)	106-166	71-113	**52-83**	30-65	24-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008
Class A3					
Avg. Life (yrs)	2.08	1.37	**1.00**	0.77	0.62
Window (mos)	1-59	1-39	**1-27**	1-21	1-17
Expected Final Mat.	7/25/2009	11/25/2007	**11/25/2006**	5/25/2006	1/25/2006
Class A4					
Avg. Life (yrs)	6.82	4.51	**3.00**	2.12	1.69
Window (mos)	59-111	39-74	**27-54**	21-31	17-25
Expected Final Mat.	11/25/2013	10/25/2010	**2/25/2009**	3/25/2007	9/25/2006
Class A5					
Avg. Life (yrs)	12.38	8.37	**6.14**	4.27	2.58
Window (mos)	111-166	74-113	**54-83**	31-65	25-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008
Class M1					
Avg. Life (yrs)	9.09	6.10	**4.79**	4.51	4.32
Window (mos)	52-166	37-113	**41-83**	46-65	52-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008
Class M2					
Avg. Life (yrs)	9.09	6.10	**4.71**	4.21	4.28
Window (mos)	52-166	37-113	**41-83**	44-65	50-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008
Class M3					
Avg. Life (yrs)	9.09	6.10	**4.68**	4.14	4.11
Window (mos)	52-166	37-113	**40-83**	43-65	48-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008

(1) Based on an assumed closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.

(2) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% C PR for Adjustable Rate Mortgage Loans.

Sensitivity Analysis – To 10% Call[1]					
% PPA [2]	50%	75%	**100%**	125%	150%
Class M4					
Avg. Life (yrs)	9.09	6.10	**4.67**	4.07	3.94
Window (mos)	52-166	37-113	**39-83**	41-65	45-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008
Class M5					
Avg. Life (yrs)	9.09	6.10	**4.66**	4.00	3.79
Window (mos)	52-166	37-113	**39-83**	40-65	43-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008
Class M6					
Avg. Life (yrs)	9.09	6.10	**4.64**	3.96	3.70
Window (mos)	52-166	37-113	**38-83**	40-65	41-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008
Class M7					
Avg. Life (yrs)	9.09	6.10	**4.63**	3.93	3.62
Window (mos)	52-166	37-113	**38-83**	39-65	40-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008
Class M8					
Avg. Life (yrs)	9.09	6.10	**4.63**	3.92	3.57
Window (mos)	52-166	37-113	**38-83**	39-65	40-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008
Class M9					
Avg. Life (yrs)	9.04	6.06	**4.59**	3.85	3.48
Window (mos)	52-166	37-113	**37-83**	38-65	38-52
Expected Final Mat.	6/25/2018	1/25/2014	**7/25/2011**	1/25/2010	12/25/2008
Class B1					
Avg. Life (yrs)	8.14	5.43	**4.11**	3.44	3.18
Window (mos)	52-150	37-101	**37-74**	37-57	37-46
Expected Final Mat.	2/25/2017	1/25/2013	**10/25/2010**	5/25/2009	6/25/2008
Class B2					
Avg. Life (yrs)	5.95	3.94	**3.20**	3.07	3.07
Window (mos)	52-95	37-63	**37-46**	37-37	37-37
Expected Final Mat.	7/25/2012	11/25/2009	**6/25/2008**	9/25/2007	9/25/2007

(1) Based on an assumed closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.

(2) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

Sensitivity Analysis – To 10% Call[1]			
% CPR	20%	30%	40%
<u>Class A1</u>			
Avg. Life (yrs)	2.13	**1.27**	0.90
Window (mos)	1-75	**1-48**	1-26
Expected Final Mat.	11/25/2010	**8/25/2008**	10/25/2006
<u>Class A2</u>			
Avg. Life (yrs)	8.65	**5.60**	2.91
Window (mos)	75-118	**48-77**	26-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009
<u>Class A3</u>			
Avg. Life (yrs)	1.45	**0.93**	0.66
Window (mos)	1-41	**1-25**	1-18
Expected Final Mat.	1/25/2008	**9/25/2006**	2/25/2006
<u>Class A4</u>			
Avg. Life (yrs)	4.76	**2.62**	1.81
Window (mos)	41-78	**25-50**	18-26
Expected Final Mat.	2/25/2011	**10/25/2008**	10/25/2006
<u>Class A5</u>			
Avg. Life (yrs)	8.77	**5.68**	2.96
Window (mos)	78-118	**50-77**	26-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009
<u>Class M1</u>			
Avg. Life (yrs)	6.41	**4.61**	4.53
Window (mos)	37-118	**42-77**	51-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009
<u>Class M2</u>			
Avg. Life (yrs)	6.41	**4.49**	4.19
Window (mos)	37-118	**41-77**	48-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009
<u>Class M3</u>			
Avg. Life (yrs)	6.41	**4.46**	4.04
Window (mos)	37-118	**41-77**	46-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009

(1) Based on an assumed closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.

Sensitivity Analysis – To 10% Call[1]			
% CPR	20%	**30%**	40%
Class M4			
Avg. Life (yrs)	6.41	**4.44**	3.92
Window (mos)	37-118	**40-77**	43-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009
Class M5			
Avg. Life (yrs)	6.41	**4.41**	3.79
Window (mos)	37-118	**39-77**	42-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009
Class M6			
Avg. Life (yrs)	6.41	**4.40**	3.73
Window (mos)	37-118	**39-77**	41-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009
Class M7			
Avg. Life (yrs)	6.41	**4.37**	3.67
Window (mos)	37-118	**38-77**	40-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009
Class M8			
Avg. Life (yrs)	6.41	**4.36**	3.63
Window (mos)	37-118	**38-77**	39-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009
Class M9			
Avg. Life (yrs)	6.38	**4.33**	3.55
Window (mos)	37-118	**37-77**	38-55
Expected Final Mat.	6/25/2014	**1/25/2011**	3/25/2009
Class B1			
Avg. Life (yrs)	5.73	**3.88**	3.22
Window (mos)	37-106	**37-69**	37-49
Expected Final Mat.	6/25/2013	**5/25/2010**	9/25/2008
Class B2			
Avg. Life (yrs)	4.16	**3.12**	3.07
Window (mos)	37-67	**37-43**	37-37
Expected Final Mat.	3/25/2010	**3/25/2008**	9/25/2007

(1) Based on an assumed closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.

Sensitivity Analysis – To Maturity[1]					
% PPA [2]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.02	1.99	**1.39**	1.04	0.83
Window (mos)	1-106	1-71	**1-52**	1-30	1-24
Expected Final Mat.	6/25/2013	7/25/2010	**12/25/2008**	2/25/2007	8/25/2006
Class A2					
Avg. Life (yrs)	13.89	9.59	**7.07**	4.92	2.60
Window (mos)	106-308	71-235	**52-179**	30-139	24-109
Expected Final Mat.	4/25/2030	3/25/2024	**7/25/2019**	3/25/2016	9/25/2013
Class A3					
Avg. Life (yrs)	2.08	1.37	**1.00**	0.77	0.62
Window (mos)	1-59	1-39	**1-27**	1-21	1-17
Expected Final Mat.	7/25/2009	11/25/2007	**11/25/2006**	5/25/2006	1/25/2006
Class A4					
Avg. Life (yrs)	6.82	4.51	**3.00**	2.12	1.69
Window (mos)	59-111	39-74	**27-54**	21-31	17-25
Expected Final Mat.	11/25/2013	10/25/2010	**2/25/2009**	3/25/2007	9/25/2006
Class A5					
Avg. Life (yrs)	14.41	9.96	**7.37**	5.22	2.81
Window (mos)	111-317	74-245	**54-187**	31-148	25-119
Expected Final Mat.	1/25/2031	1/25/2025	**3/25/2020**	12/25/2016	7/25/2014
Class M1					
Avg. Life (yrs)	9.90	6.73	**5.27**	4.87	5.90
Window (mos)	52-278	37-203	**41-153**	46-119	54-101
Expected Final Mat.	10/25/2027	7/25/2021	**5/25/2017**	7/25/2014	1/25/2013
Class M2					
Avg. Life (yrs)	9.86	6.69	**5.17**	4.55	4.59
Window (mos)	52-260	37-186	**41-140**	44-109	50-87
Expected Final Mat.	4/25/2026	2/25/2020	**4/25/2016**	9/25/2013	11/25/2011
Class M3					
Avg. Life (yrs)	9.83	6.67	**5.12**	4.46	4.38
Window (mos)	52-252	37-180	**40-134**	43-105	48-84
Expected Final Mat.	8/25/2025	8/25/2019	**10/25/2015**	5/25/2013	8/25/2011

(1) Based on an assumed closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.
(2) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

Sensitivity Analysis – To Maturity[1]

% PPA [2]	50%	75%	**100%**	125%	150%
Class M4					
Avg. Life (yrs)	9.80	6.64	**5.08**	4.38	4.19
Window (mos)	52-247	37-176	**39-131**	41-102	45-82
Expected Final Mat.	3/25/2025	4/25/2019	**7/25/2015**	2/25/2013	6/25/2011
Class M5					
Avg. Life (yrs)	9.74	6.59	**5.03**	4.28	4.01
Window (mos)	52-235	37-166	**39-123**	40-96	43-77
Expected Final Mat.	3/25/2024	6/25/2018	**11/25/2014**	8/25/2012	1/25/2011
Class M6					
Avg. Life (yrs)	9.67	6.54	**4.97**	4.21	3.89
Window (mos)	52-224	37-157	**38-117**	40-91	41-72
Expected Final Mat.	4/25/2023	9/25/2017	**5/25/2014**	3/25/2012	8/25/2010
Class M7					
Avg. Life (yrs)	9.58	6.47	**4.91**	4.14	3.78
Window (mos)	52-213	37-149	**38-110**	39-85	40-68
Expected Final Mat.	5/25/2022	1/25/2017	**10/25/2013**	9/25/2011	4/25/2010
Class M8					
Avg. Life (yrs)	9.47	6.39	**4.85**	4.08	3.69
Window (mos)	52-201	37-140	**38-103**	39-80	40-64
Expected Final Mat.	5/25/2021	4/25/2016	**3/25/2013**	4/25/2011	12/25/2009
Class M9					
Avg. Life (yrs)	9.17	6.16	**4.66**	3.90	3.52
Window (mos)	52-190	37-131	**37-97**	38-75	38-60
Expected Final Mat.	6/25/2020	7/25/2015	**9/25/2012**	11/25/2010	8/25/2009
Class B1					
Avg. Life (yrs)	8.14	5.43	**4.11**	3.44	3.18
Window (mos)	52-150	37-101	**37-74**	37-57	37-46
Expected Final Mat.	2/25/2017	1/25/2013	**10/25/2010**	5/25/2009	6/25/2008
Class B2					
Avg. Life (yrs)	5.95	3.94	**3.20**	3.07	3.07
Window (mos)	52-95	37-63	**37-46**	37-37	37-37
Expected Final Mat.	7/25/2012	11/25/2009	**6/25/2008**	9/25/2007	9/25/2007

(1) Based on an assumed closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.
(2) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

Sensitivity Analysis – To Maturity[1]			
% CPR	20%	**30%**	40%
Class A1			
Avg. Life (yrs)	2.13	**1.27**	0.90
Window (mos)	1-75	**1-48**	1-26
Expected Final Mat.	11/25/2010	**8/25/2008**	10/25/2006
Class A2			
Avg. Life (yrs)	10.13	**6.58**	3.44
Window (mos)	75-247	**48-167**	26-119
Expected Final Mat.	3/25/2025	**7/25/2018**	7/25/2014
Class A3			
Avg. Life (yrs)	1.45	**0.93**	0.66
Window (mos)	1-41	**1-25**	1-18
Expected Final Mat.	1/25/2008	**9/25/2006**	2/25/2006
Class A4			
Avg. Life (yrs)	4.76	**2.62**	1.81
Window (mos)	41-78	**25-50**	18-26
Expected Final Mat.	2/25/2011	**10/25/2008**	10/25/2006
Class A5			
Avg. Life (yrs)	10.39	**6.74**	3.55
Window (mos)	78-252	**50-170**	26-122
Expected Final Mat.	8/25/2025	**10/25/2018**	10/25/2014
Class M1			
Avg. Life (yrs)	7.06	**5.04**	5.21
Window (mos)	37-210	**42-139**	51-99
Expected Final Mat.	2/25/2022	**3/25/2016**	11/25/2012
Class M2			
Avg. Life (yrs)	7.03	**4.89**	4.47
Window (mos)	37-194	**41-127**	48-91
Expected Final Mat.	10/25/2020	**3/25/2015**	3/25/2012
Class M3			
Avg. Life (yrs)	7.01	**4.85**	4.31
Window (mos)	37-187	**41-123**	46-87
Expected Final Mat.	3/25/2020	**11/25/2014**	11/25/2011

(1) Based on an assumed closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.

Sensitivity Analysis – To Maturity[1]			
% CPR	20%	**30%**	40%
Class M4			
Avg. Life (yrs)	6.98	**4.80**	4.17
Window (mos)	37-183	**40-120**	43-85
Expected Final Mat.	11/25/2019	**8/25/2014**	9/25/2011
Class M5			
Avg. Life (yrs)	6.93	**4.74**	4.02
Window (mos)	37-173	**39-113**	42-80
Expected Final Mat.	1/25/2019	**1/25/2014**	4/25/2011
Class M6			
Avg. Life (yrs)	6.87	**4.69**	3.93
Window (mos)	37-164	**39-107**	41-76
Expected Final Mat.	4/25/2018	**7/25/2013**	12/25/2010
Class M7			
Avg. Life (yrs)	6.80	**4.62**	3.84
Window (mos)	37-155	**38-101**	40-72
Expected Final Mat.	7/25/2017	**1/25/2013**	8/25/2010
Class M8			
Avg. Life (yrs)	6.72	**4.56**	3.76
Window (mos)	37-146	**38-95**	39-67
Expected Final Mat.	10/25/2016	**7/25/2012**	3/25/2010
Class M9			
Avg. Life (yrs)	6.48	**4.39**	3.59
Window (mos)	37-137	**37-89**	38-63
Expected Final Mat.	1/25/2016	**1/25/2012**	11/25/2009
Class B1			
Avg. Life (yrs)	5.73	**3.88**	3.22
Window (mos)	37-106	**37-69**	37-49
Expected Final Mat.	6/25/2013	**5/25/2010**	9/25/2008
Class B2			
Avg. Life (yrs)	4.16	**3.12**	3.07
Window (mos)	37-67	**37-43**	37-37
Expected Final Mat.	3/25/2010	**3/25/2008**	9/25/2007

(1) Based on an assumed closing date of 8/30/04, dated dateof 8/25/04 and first payment date of 9/25/04.

Available Funds Cap Schedule* (1) (2) (3)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Subordinate Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Subordinate Funds Cap (%)
1	6.50341	6.39373	6.42414	31	9.11626	9.07187	9.08418
2	10.69284	10.57653	10.60878	32	8.23196	8.18840	8.20048
3	10.34077	10.22531	10.25733	33	8.50419	8.46202	8.47371
4	10.67803	10.55574	10.58965	34	8.22776	8.18674	8.19811
5	10.32636	10.20510	10.23873	35	8.49984	8.45384	8.46659
6	10.31910	10.19492	10.22936	36	9.07841	8.96250	8.99464
7	11.41665	11.27591	11.31494	37	9.07443	8.95521	8.98827
8	10.30448	10.17442	10.21048	38	9.37279	9.24617	9.28128
9	10.64034	10.50289	10.54101	39	9.06643	8.94169	8.97629
10	10.28970	10.15372	10.19142	40	9.36450	9.23550	9.27129
11	10.62499	10.48140	10.52122	41	9.05839	8.93023	8.96580
12	10.27476	10.13282	10.17218	42	9.72969	9.54591	9.59693
13	10.26723	10.12229	10.16248	43	10.39488	10.19498	10.25050
14	10.60165	10.44877	10.49116	44	9.71878	9.52856	9.58142
15	10.25205	10.10108	10.14295	45	10.03709	9.83833	9.89358
16	10.58588	10.42675	10.47088	46	9.70782	9.51225	9.56665
17	10.23671	10.07967	10.12322	47	10.02573	9.82031	9.87746
18	10.22897	10.06888	10.11328	48	10.36346	10.02543	10.11950
19	11.31632	11.13569	11.18578	49	10.35654	10.01556	10.11048
20	10.21337	10.04715	10.09324	50	10.69459	10.33921	10.43817
21	10.54569	10.37977	10.42578	51	10.34266	9.99687	10.09318
22	10.19759	10.04401	10.08660	52	10.68022	10.31987	10.42027
23	10.52929	10.36735	10.41225	53	10.32871	9.97705	10.07506
24	11.37220	11.36272	11.36535	54	10.74447	10.09140	10.27348
25	7.72100	7.70812	7.71169	55	11.88690	11.16130	11.36368
26	7.97725	7.96041	7.96508	56	10.72863	10.07094	10.25444
27	7.71883	7.70200	7.70667	57	11.07804	10.39605	10.58641
28	7.97500	7.95749	7.96234	58	10.71272	10.05043	10.23537
29	7.71664	7.69625	7.70191	59	11.06157	10.45058	10.62126
30	8.23612	8.19948	8.20964	60	10.87636	10.24045	10.41818

(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on page 2.

(3) Based on an assumed closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.

Breakeven CDR Table

The table below displays the Constant Default Rate ("CDR"), and the related cumulative collateral loss wherein the Class will first incur a writedown. Calculations are run to maturity at the forward one-month LIBOR and six-month LIBOR curve. Other assumptions incorporated include: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 6 month lag from default to loss, (4) principal and interest advanced during the 6 month lag, (5) triggers fail (i.e., no stepdown) and (6) closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.

Class	CDR Break-Even (%)	Cumulative Loss (%)
M1	22.87	17.40
M2	20.01	15.95
M3	18.40	15.07
M4	15.46	13.34
M5	13.54	12.10
M6	12.03	11.07
M7	10.72	10.12
M8	9.77	9.40
M9	7.87	7.88
B1	6.95	7.09
B2	6.59	6.78

Excess Spread (1)(2)(3)

Period	Excess Spread (%)	Period	Excess Spread (%)
1	4.30%	31	3.79%
2	4.26%	32	3.29%
3	4.04%	33	3.39%
4	4.02%	34	3.19%
5	3.90%	35	3.29%
6	3.81%	36	3.52%
7	4.01%	37	3.46%
8	3.66%	38	3.60%
9	3.68%	39	3.44%
10	3.52%	40	3.58%
11	3.56%	41	3.40%
12	3.41%	42	3.60%
13	3.30%	43	3.89%
14	3.28%	44	3.53%
15	3.05%	45	3.67%
16	3.01%	46	3.47%
17	2.82%	47	3.60%
18	2.71%	48	3.55%
19	2.99%	49	3.51%
20	2.52%	50	3.64%
21	2.57%	51	3.43%
22	2.37%	52	3.57%
23	2.45%	53	3.36%
24	3.51%	54	3.44%
25	3.42%	55	3.93%
26	3.50%	56	3.38%
27	3.29%	57	3.53%
28	3.38%	58	3.33%
29	3.19%	59	3.53%
30	3.40%	60	3.45%

(1) Based on gradually increasing one-month LIBOR and six-month LIBOR.
(2) Assumes prepayments occur at 100% of the Prepayment Assumption as defined on Page 2.
(3) Based on an assumed closing date of 8/30/04, dated date of 8/25/04 and first payment date of 9/25/04.

ARC 2004-1 Collateral Summary – Aggregate

Total Number of Loans	3,583	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$618,488,509	No	100.0%
Average Loan Principal Balance	$172,618		
Fixed Rate	25.1%	**Prepayment Penalty**	
Adjustable Rate	74.9%	None	23.0%
Prepayment Penalty	77.0%	0.001 - 1.000	5.2%
Weighted Average Coupon	7.1%	1.001 - 2.000	42.1%
Weighted Average Margin	6.2%	2.001 - 3.000	28.5%
Weighted Average Initial Periodic Cap	2.5%	3.001 - 4.000	0.1%
Weighted Average Periodic Cap	1.0%	4.001 - 5.000	1.1%
Weighted Average Maximum Rate	13.9%		
Weighted Average Floor	7.3%	**Geographic Distribution**	
Weighted Average Original Term (mo.)	355	(Other states account individually for less than	
Weighted Average Remaining Term (mo.)	354	3% of the Cut-off Date principal balance)	
Weighted Average Loan Age (mo.)	1	CA	44.8%
Weighted Average Combined LTV	78.9%	IL	7.1%
Non-Zero Weighted Average FICO	630	MI	3.3%
Non-Zero Weighted Average DTI	39.5%	FL	3.3%
% IO Loans	22.3%	NY	3.2%
		AZ	3.2%
Lien Position			
First	97.7%	**Occupancy Status**	
Second	2.3%	Primary Home	90.8%
		Investment	8.4%
Product Type		Second Home	0.8%
2/28 ARM (Libor)	56.4%		
Fixed Rate	24.2%		
3/27 ARM (Libor)	15.7%		
5/25 ARM (Libor)	2.8%		
Other	0.9%		

Collateral information is as of the Statistical Calculation Date.

Collateral Characteristics - Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	355	$13,268,839.13	2.15%
50,000.01 - 100,000.00	829	62,076,188.16	10.04
100,000.01 - 150,000.00	718	90,196,541.52	14.58
150,000.01 - 200,000.00	572	99,275,139.92	16.05
200,000.01 - 250,000.00	358	80,375,530.38	13.00
250,000.01 - 300,000.00	243	67,050,293.28	10.84
300,000.01 - 350,000.00	180	58,197,421.67	9.41
350,000.01 - 400,000.00	145	55,092,909.55	8.91
400,000.01 - 450,000.00	67	28,392,935.57	4.59
450,000.01 - 500,000.00	49	23,392,343.93	3.78
500,000.01 - 550,000.00	16	8,575,794.10	1.39
550,000.01 - 600,000.00	14	8,081,496.39	1.31
600,000.01 - 650,000.00	22	13,772,844.91	2.23
650,000.01 - 700,000.00	7	4,769,548.30	0.77
700,000.01 - 750,000.00	7	5,210,682.12	0.84
750,000.01 - 800,000.00	1	760,000.00	0.12
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Minimum: $18,500.00
Maximum: $760,000.00
Average: $172,617.50

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	224	$62,605,650.22	10.12%
5.501 - 6.000	214	53,764,656.32	8.69
6.001 - 6.500	356	83,281,152.07	13.47
6.501 - 7.000	531	109,612,154.86	17.72
7.001 - 7.500	466	88,922,627.65	14.38
7.501 - 8.000	570	93,552,681.47	15.13
8.001 - 8.500	339	48,298,545.54	7.81
8.501 - 9.000	315	37,523,736.48	6.07
9.001 - 9.500	191	18,228,701.97	2.95
9.501 - 10.000	169	11,358,730.30	1.84
10.001 - 10.500	130	7,300,825.10	1.18
10.501 - 11.000	62	3,315,227.12	0.54
11.001 - 11.500	13	581,735.48	0.09
11.501 - 12.000	3	142,084.35	0.02
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Minimum:	4.250%
Maximum:	11.950%
Weighted Average:	7.139%

Collateral Characteristics - Aggregate (continued)

Collateral characteristic s are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	3	$135,407.26	0.02%
171 - 180	159	11,214,302.90	1.81
181 - 240	176	9,989,146.96	1.62
241 - 300	1	225,245.41	0.04
301 - 360	3,244	596,924,406.40	96.51
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Minimum: 120
Maximum: 360
Weighted Average: 355

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	4	$199,151.61	0.03%
171 - 180	158	11,150,558.55	1.80
181 - 240	176	9,989,146.96	1.62
241 - 300	1	225,245.41	0.04
301 - 360	3,244	596,924,406.40	96.51
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Minimum: 118
Maximum: 360
Weighted Average: 354

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
10.001 - 20.000	5	$399,809.50	0.06%
20.001 - 30.000	17	1,748,546.22	0.28
30.001 - 40.000	41	7,240,765.81	1.17
40.001 - 50.000	78	16,417,461.21	2.65
50.001 - 60.000	155	29,008,090.82	4.69
60.001 - 70.000	363	75,541,990.41	12.21
70.001 - 80.000	1,217	259,951,620.30	42.03
80.001 - 90.000	1,045	150,549,988.80	24.34
90.001 - 100.000	662	77,630,235.86	12.55
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Minimum:	13.660%
Maximum:	100.000%
Weighted Average:	78.932%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 0	1	$20,000.00	0.00%
451 - 500	12	1,249,394.68	0.20
501 - 550	538	90,860,617.21	14.69
551 - 600	891	138,622,740.35	22.41
601 - 650	1,042	161,723,182.96	26.15
651 - 700	656	118,397,442.59	19.14
701 - 750	281	64,837,695.61	10.48
751 - 800	153	40,337,285.55	6.52
801 >=	9	2,440,149.98	0.39
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Non-Zero Minimum:	500
Maximum:	815
Non-Zero WA:	630

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Cash Out Refinance	1,721	$310,707,310.99	50.24%
Purchase	1,473	230,189,842.40	37.22
Rate/Term Refinance	327	65,026,030.85	10.51
Debt Consolidation	55	11,991,227.06	1.94
Home Improvement	7	574,097.63	0.09
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Single Family	2,698	$458,419,330.62	74.12%
Condo	330	55,047,527.56	8.90
PUD	287	52,870,475.22	8.55
2-4 Family	264	51,762,448.61	8.37
Townhouse	1	209,628.43	0.03
Row House	2	119,666.50	0.02
Manufactured Housing	1	59,431.99	0.01
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
CA-S	781	$194,213,023.73	31.40%
CA-N	332	82,620,622.75	13.36
IL	265	43,683,669.56	7.06
MI	183	20,480,143.49	3.31
FL	166	20,216,534.48	3.27
NY	85	20,072,939.60	3.25
AZ	148	19,892,418.13	3.22
NJ	89	18,442,456.08	2.98
CO	90	15,434,047.03	2.50
WA	87	14,605,490.07	2.36
MD	83	14,190,533.67	2.29
TX	157	14,054,611.97	2.27
HI	60	13,424,672.94	2.17
UT	87	12,388,316.48	2.00
NV	64	11,100,175.50	1.79
MN	78	10,910,214.42	1.76
MO	108	9,028,914.33	1.46
OR	66	8,547,751.70	1.38
GA	53	7,746,421.21	1.25
PA	63	7,398,890.98	1.20
VA	37	5,692,732.76	0.92
WI	65	5,528,387.94	0.89
CT	32	5,419,525.69	0.88
DC	27	5,315,404.36	0.86
OH	48	4,709,012.24	0.76
NC	27	3,278,476.53	0.53
MA	17	3,235,088.26	0.52
IN	40	2,555,598.62	0.41
AL	25	2,362,880.81	0.38
NM	15	2,332,646.17	0.38
Other	205	19,606,907.43	3.17
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
None	1,250	$222,606,468.79	35.99%
1% of Amount Prepaid	45	5,680,305.88	0.92
1% of OrigBal	31	2,499,663.27	0.40
1% of UPB	142	15,359,608.72	2.48
2 Mo. Int. on Amount Prepaid	568	98,205,910.53	15.88
2 Mo. Int. on Amount Prepaid >20% of OrigBal	18	2,239,015.10	0.36
2% of Amount Prepaid	4	983,170.51	0.16
2% of UPB	119	10,485,650.63	1.70
3 Mo. Int. on UPB	14	2,675,222.16	0.43
3% 2% 1% of UPB	9	1,590,087.40	0.26
3% 2% of UPB	1	76,012.52	0.01
3% of UPB	13	1,633,813.86	0.26
5% 4% of UPB	13	970,106.28	0.16
5% 4% 3% of UPB	1	181,532.82	0.03
5% 4% 3% 2% 1% of UPB	10	983,600.00	0.16
5% of Amount Prepaid	2	151,000.00	0.02
5% of UPB	10	1,320,253.25	0.21
6 Mo. Int. on Amount Prepaid >20% of OrigBal	1,247	237,853,851.21	38.46
6 Mo. Int. on 80% of UPB	82	12,342,811.32	2.00
6 Mo. Int. on UPB	4	650,424.68	0.11
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Full	2,533	$410,091,226.66	66.31%
Stated	941	186,993,367.13	30.23
Limited	76	14,550,534.10	2.35
No Documentation	31	6,406,381.04	1.04
No Ratio	2	447,000.00	0.07
Total:	**3,583**	**$618,488,508.93**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 3.000	3	$774,918.58	0.17%
3.001 - 3.500	4	785,411.73	0.17
3.501 - 4.000	8	1,891,080.64	0.41
4.001 - 4.500	32	6,328,216.14	1.37
4.501 - 5.000	117	24,503,390.12	5.29
5.001 - 5.500	261	52,936,958.25	11.42
5.501 - 6.000	581	115,395,526.65	24.90
6.001 - 6.500	813	133,964,311.76	28.91
6.501 - 7.000	629	105,789,914.53	22.83
7.001 - 7.500	74	11,768,887.89	2.54
7.501 - 8.000	36	5,387,428.94	1.16
8.001 - 8.500	24	3,278,028.73	0.71
8.501 - 9.000	5	368,416.80	0.08
9.501 - 10.000	2	178,403.22	0.04
Total:	**2,589**	**$463,350,893.98**	**100.00%**

Minimum: 2.000%
Maximum: 9.630%
Weighted Average: 6.165%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2.000	1,461	$255,530,252.78	55.15%
3.000	1,123	207,218,377.07	44.72
6.000	5	602,264.13	0.13
Total:	**2,589**	**$463,350,893.98**	**100.00%**

Minimum: 2.000%
Maximum: 6.000%
Weighted Average: 2.452%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	2,582	$462,095,702.27	99.73%
1.500	1	457,604.99	0.10
2.000	6	797,586.72	0.17
Total:	**2,589**	**$463,350,893.98**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.002%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
9.501 - 10.000	1	$480,000.00	0.10%
10.001 - 10.500	1	141,772.24	0.03
10.501 - 11.000	11	2,687,048.54	0.58
11.001 - 11.500	42	11,446,806.31	2.47
11.501 - 12.000	88	21,231,504.10	4.58
12.001 - 12.500	161	40,377,066.90	8.71
12.501 - 13.000	203	47,064,876.86	10.16
13.001 - 13.500	225	49,510,570.72	10.69
13.501 - 14.000	408	81,483,010.14	17.59
14.001 - 14.500	367	62,917,110.90	13.58
14.501 - 15.000	460	69,304,589.08	14.96
15.001 - 15.500	246	35,452,894.39	7.65
15.501 - 16.000	209	24,897,154.88	5.37
16.001 - 16.500	100	11,599,282.61	2.50
16.501 - 17.000	44	3,312,252.87	0.71
17.001 - 17.500	16	850,680.65	0.18
17.501 - 18.000	5	514,272.79	0.11
18.001 - 18.500	2	80,000.00	0.02
Total:	**2,589**	**$463,350,893.98**	**100.00%**

Minimum: 9.750%
Maximum: 18.400%
Weighted Average: 13.880%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	70	$17,286,185.83	3.73%
5.501 - 6.000	153	35,465,453.23	7.65
6.001 - 6.500	292	67,369,642.07	14.54
6.501 - 7.000	407	89,203,677.32	19.25
7.001 - 7.500	383	75,018,970.20	16.19
7.501 - 8.000	493	82,299,985.29	17.76
8.001 - 8.500	287	42,554,262.18	9.18
8.501 - 9.000	257	31,431,496.40	6.78
9.001 - 9.500	123	13,597,298.17	2.93
9.501 - 10.000	79	6,342,956.75	1.37
10.001 - 10.500	24	1,467,901.25	0.32
10.501 - 11.000	14	982,275.29	0.21
11.001 - 11.500	6	285,250.00	0.06
11.501 - 12.000	1	45,540.00	0.01
Total:	**2,589**	**$463,350,893.98**	**100.00%**

Minimum: 2.875%
Maximum: 11.615%
Weighted Average: 7.262%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2004-12	1	$124,227.86	0.03%
2005-02	1	457,604.99	0.10
2005-03	2	372,031.54	0.08
2005-05	5	558,844.00	0.12
2005-06	2	132,448.91	0.03
2005-12	2	395,413.53	0.09
2006-01	3	477,878.64	0.10
2006-02	8	994,681.13	0.21
2006-03	8	1,071,651.27	0.23
2006-04	13	2,765,191.36	0.60
2006-05	60	9,608,837.86	2.07
2006-06	152	24,816,071.84	5.36
2006-07	445	95,072,622.99	20.52
2006-08	1,097	190,792,266.03	41.18
2006-09	140	21,104,353.70	4.55
2007-01	2	402,130.37	0.09
2007-03	8	1,394,882.94	0.30
2007-04	4	529,322.69	0.11
2007-05	5	866,507.70	0.19
2007-06	9	2,090,693.35	0.45
2007-07	125	22,454,880.34	4.85
2007-08	410	67,974,794.25	14.67
2007-09	7	1,352,800.00	0.29
2009-05	4	1,272,011.09	0.27
2009-06	9	2,350,244.32	0.51
2009-07	52	10,911,849.22	2.35
2009-08	13	2,797,811.06	0.60
2009-09	2	208,841.00	0.05
Total:	**2,589**	**$463,350,893.98**	**100.00%**

ARC 2004-1 Collateral Summary – Group 2

Total Number of Loans	2,446	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$446,977,736	No	100.0%
Average Loan Principal Balance	$182,738		
Fixed Rate	25.8%	**Prepayment Penalty**	
Adjustable Rate	74.2%	None	23.9%
Prepayment Penalty	76.1%	0.001 - 1.000	5.7%
Weighted Average Coupon	7.1%	1.001 - 2.000	39.0%
Weighted Average Margin	6.2%	2.001 - 3.000	29.6%
Weighted Average Initial Periodic Cap	2.6%	3.001 - 4.000	0.2%
Weighted Average Periodic Cap	1.0%	4.001 - 5.000	1.6%
Weighted Average Maximum Rate	13.9%		
Weighted Average Floor	7.4%	**Geographic Distribution**	
Weighted Average Original Term (mo.)	356	(Other states account individually for less than	
Weighted Average Remaining Term (mo.)	355	3% of the Cut-off Date principal balance)	
Weighted Average Loan Age (mo.)	1	CA	44.0%
Weighted Average Combined LTV	79.3%	IL	7.4%
Non-Zero Weighted Average FICO	639	AZ	3.3%
Non-Zero Weighted Average DTI	39.2%	NJ	3.1%
% IO Loans	28.7%	NY	3.1%
		MI	3.0%
Lien Position		FL	3.0%
First	97.9%		
Second	2.1%	**Occupancy Status**	
		Primary Home	90.9%
Product Type		Investment	8.2%
2/28 ARM (Libor)	56.1%	Second Home	0.9%
Fixed Rate	25.7%		
3/27 ARM (Libor)	14.5%		
5/25 ARM (Libor)	3.5%		
Other	0.2%		

Collateral information is as of the Statistical Calculation Date.

Collateral Characteristics – Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
0.01 - 50,000.00	247	$9,332,854.01	2.09%
50,000.01 - 100,000.00	588	43,152,421.98	9.65
100,000.01 - 150,000.00	462	58,163,551.11	13.01
150,000.01 - 200,000.00	329	56,903,941.31	12.73
200,000.01 - 250,000.00	211	47,251,123.96	10.57
250,000.01 - 300,000.00	147	40,526,633.75	9.07
300,000.01 - 350,000.00	134	43,598,655.04	9.75
350,000.01 - 400,000.00	145	55,092,909.55	12.33
400,000.01 - 450,000.00	67	28,392,935.57	6.35
450,000.01 - 500,000.00	49	23,392,343.93	5.23
500,000.01 - 550,000.00	16	8,575,794.10	1.92
550,000.01 - 600,000.00	14	8,081,496.39	1.81
600,000.01 - 650,000.00	22	13,772,844.91	3.08
650,000.01 - 700,000.00	7	4,769,548.30	1.07
700,000.01 - 750,000.00	7	5,210,682.12	1.17
750,000.01 - 800,000.00	1	760,000.00	0.17
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Minimum: $18,500.00
Maximum: $760,000.00
Average: $182,738.24

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
<= 5.500	217	$61,317,752.83	13.72%
5.501 - 6.000	170	44,889,222.18	10.04
6.001 - 6.500	226	58,672,014.86	13.13
6.501 - 7.000	245	59,674,938.84	13.35
7.001 - 7.500	162	41,432,905.65	9.27
7.501 - 8.000	474	78,792,273.18	17.63
8.001 - 8.500	277	39,455,436.17	8.83
8.501 - 9.000	260	31,737,458.63	7.10
9.001 - 9.500	155	14,880,967.26	3.33
9.501 - 10.000	131	8,477,876.03	1.90
10.001 - 10.500	86	4,958,241.51	1.11
10.501 - 11.000	36	2,342,714.54	0.52
11.001 - 11.500	5	236,650.00	0.05
11.501 - 12.000	2	109,284.35	0.02
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Minimum: 4.250%
Maximum: 11.950%
Weighted Average: 7.108%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	3	$135,407.26	0.03%
171 - 180	41	3,948,549.75	0.88
181 - 240	176	9,989,146.96	2.23
241 - 300	1	225,245.41	0.05
301 - 360	2,225	432,679,386.65	96.80
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Minimum: 120
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 170	4	$199,151.61	0.04%
171 - 180	40	3,884,805.40	0.87
181 - 240	176	9,989,146.96	2.23
241 - 300	1	225,245.41	0.05
301 - 360	2,225	432,679,386.65	96.80
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Minimum: 118
Maximum: 360
Weighted Average: 355

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
10.001 - 20.000	3	$234,857.74	0.05%
20.001 - 30.000	10	1,066,675.13	0.24
30.001 - 40.000	29	5,737,337.49	1.28
40.001 - 50.000	53	13,088,068.06	2.93
50.001 - 60.000	83	18,068,189.78	4.04
60.001 - 70.000	214	49,311,987.47	11.03
70.001 - 80.000	842	193,213,857.96	43.23
80.001 - 90.000	751	109,688,436.21	24.54
90.001 - 100.000	461	56,568,326.19	12.66
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Minimum: 13.660%
Maximum: 100.000%
Weighted Average: 79.258%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 0	1	$20,000.00	0.00%
451 - 500	10	905,044.68	0.20
501 - 550	323	53,370,050.70	11.94
551 - 600	574	91,454,216.18	20.46
601 - 650	690	113,753,624.90	25.45
651 - 700	493	94,292,504.84	21.10
701 - 750	212	53,244,896.19	11.91
751 - 800	135	37,697,248.56	8.43
801 >=	8	2,240,149.98	0.50
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Non-Zero Minimum: 500
Maximum: 815
Non-Zero WA: 639

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Cash Out Refinance	1,029	$198,122,831.66	44.32%
Purchase	1,138	188,702,852.29	42.22
Rate/Term Refinance	242	51,367,380.42	11.49
Debt Consolidation	30	8,210,574.03	1.84
Home Improvement	7	574,097.63	0.13
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Principal Balance**
Single Family	1,878	$336,341,083.65	75.25%
Condo	216	38,413,639.09	8.59
PUD	177	36,198,861.26	8.10
2-4 Family	171	35,635,425.11	7.97
Townhouse	1	209,628.43	0.05
Row House	2	119,666.50	0.03
Manufactured Housing	1	59,431.99	0.01
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
CA-S	458	$131,689,535.50	29.46%
CA-N	234	65,186,480.08	14.58
IL	188	33,264,071.28	7.44
AZ	99	14,705,911.88	3.29
NJ	62	13,755,022.47	3.08
NY	52	13,641,375.93	3.05
MI	128	13,603,652.05	3.04
FL	108	13,601,203.79	3.04
WA	74	12,920,602.90	2.89
CO	68	12,568,940.96	2.81
MD	63	10,727,609.19	2.40
TX	106	9,720,867.79	2.17
UT	62	9,190,689.45	2.06
HI	31	8,279,353.88	1.85
NV	43	7,691,795.65	1.72
MN	56	7,321,795.59	1.64
MO	86	7,312,992.66	1.64
GA	43	6,237,724.57	1.40
OR	45	5,859,946.36	1.31
PA	47	5,580,519.06	1.25
VA	28	4,567,550.74	1.02
OH	39	4,048,696.67	0.91
WI	45	3,801,511.42	0.85
CT	18	3,575,685.53	0.80
DC	11	2,929,560.24	0.66
NC	22	2,515,847.11	0.56
IN	36	2,156,950.81	0.48
AL	19	1,970,367.38	0.44
MA	9	1,892,088.26	0.42
KS	16	1,539,473.41	0.34
Other	150	15,119,913.42	3.38
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
None	994	$187,794,179.22	42.01%
1% of Amount Prepaid	29	3,828,555.88	0.86
1% of OrigBal	25	2,168,592.95	0.49
1% of UPB	102	10,225,837.68	2.29
2 Mo. Int. on Amount Prepaid	272	48,424,256.44	10.83
2 Mo. Int. on Amount Prepaid >20% of OrigBal	9	971,478.27	0.22
2% of Amount Prepaid	4	983,170.51	0.22
2% of UPB	92	7,892,633.68	1.77
3 Mo. Int. on UPB	7	1,632,222.16	0.37
3% 2% 1% of UPB	1	350,000.00	0.08
3% 2% of UPB	1	76,012.52	0.02
3% of UPB	9	1,117,262.45	0.25
5% 4% of UPB	13	970,106.28	0.22
5% 4% 3% of UPB	1	181,532.82	0.04
5% 4% 3% 2% 1% of UPB	8	805,200.00	0.18
5% of Amount Prepaid	2	151,000.00	0.03
5% of UPB	10	1,320,253.25	0.30
6 Mo. Int. on Amount Prepaid >20% of OrigBal	801	168,541,113.90	37.71
6 Mo. Int. on 80% of UPB	63	9,221,755.97	2.06
6 Mo. Int. on UPB	3	322,572.05	0.07
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Principal Balance
Full	1,741	$297,546,769.60	66.57%
Stated	627	133,465,988.35	29.86
Limited	50	10,006,373.05	2.24
No Documentation	26	5,511,605.03	1.23
No Ratio	2	447,000.00	0.10
Total:	**2,446**	**$446,977,736.03**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 3.000	2	$586,200.00	0.18%
3.001 - 3.500	3	691,411.73	0.21
3.501 - 4.000	4	932,780.64	0.28
4.001 - 4.500	13	2,894,331.64	0.87
4.501 - 5.000	62	15,979,902.30	4.82
5.001 - 5.500	130	30,572,496.10	9.22
5.501 - 6.000	382	81,281,512.66	24.52
6.001 - 6.500	609	100,289,230.72	30.26
6.501 - 7.000	479	79,915,289.09	24.11
7.001 - 7.500	61	9,632,467.53	2.91
7.501 - 8.000	32	4,867,735.98	1.47
8.001 - 8.500	24	3,278,028.73	0.99
8.501 - 9.000	5	368,416.80	0.11
9.501 - 10.000	2	178,403.22	0.05
Total:	**1,808**	**$331,468,207.14**	**100.00%**

Minimum:	2.875%
Maximum:	9.630%
Weighted Average:	6.231%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2.000	840	$149,510,536.93	45.11%
3.000	963	181,355,406.08	54.71
6.000	5	602,264.13	0.18
Total:	**1,808**	**$331,468,207.14**	**100.00%**

Minimum: 2.000%
Maximum: 6.000%
Weighted Average: 2.554%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1.000	1,801	$330,213,015.43	99.62%
1.500	1	457,604.99	0.14
2.000	6	797,586.72	0.24
Total:	**1,808**	**$331,468,207.14**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.003%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
9.501 - 10.000	1	$480,000.00	0.14%
10.001 - 10.500	1	141,772.24	0.04
10.501 - 11.000	11	2,687,048.54	0.81
11.001 - 11.500	42	11,446,806.31	3.45
11.501 - 12.000	79	19,468,869.69	5.87
12.001 - 12.500	144	37,313,363.03	11.26
12.501 - 13.000	122	31,494,375.19	9.50
13.001 - 13.500	96	26,663,565.00	8.04
13.501 - 14.000	205	46,189,936.35	13.93
14.001 - 14.500	134	26,739,133.30	8.07
14.501 - 15.000	405	60,148,447.86	18.15
15.001 - 15.500	222	31,530,872.40	9.51
15.501 - 16.000	192	22,292,556.24	6.73
16.001 - 16.500	95	10,724,127.41	3.24
16.501 - 17.000	39	2,833,380.14	0.85
17.001 - 17.500	13	719,680.65	0.22
17.501 - 18.000	5	514,272.79	0.16
18.001 - 18.500	2	80,000.00	0.02
Total:	**1,808**	**$331,468,207.14**	**100.00%**

Minimum: 9.750%
Maximum: 18.400%
Weighted Average: 13.890%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
<= 5.500	65	$16,332,288.44	4.93%
5.501 - 6.000	111	26,809,419.09	8.09
6.001 - 6.500	193	48,772,171.95	14.71
6.501 - 7.000	168	47,267,900.22	14.26
7.001 - 7.500	111	32,865,436.26	9.92
7.501 - 8.000	434	71,957,622.24	21.71
8.001 - 8.500	261	37,977,690.19	11.46
8.501 - 9.000	235	28,586,345.22	8.62
9.001 - 9.500	116	12,618,192.97	3.81
9.501 - 10.000	72	5,631,174.02	1.70
10.001 - 10.500	22	1,385,501.25	0.42
10.501 - 11.000	14	982,275.29	0.30
11.001 - 11.500	5	236,650.00	0.07
11.501 - 12.000	1	45,540.00	0.01
Total:	**1,808**	**$331,468,207.14**	**100.00%**

Minimum: 2.875%
Maximum: 11.615%
Weighted Average: 7.354%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Principal Balance
2004-12	1	$124,227.86	0.04%
2005-02	1	457,604.99	0.14
2005-03	2	372,031.54	0.11
2005-05	5	558,844.00	0.17
2005-06	2	132,448.91	0.04
2005-12	1	67,560.90	0.02
2006-01	3	477,878.64	0.14
2006-02	8	994,681.13	0.30
2006-03	7	894,726.56	0.27
2006-04	10	2,305,313.36	0.70
2006-05	54	8,601,266.47	2.59
2006-06	137	22,467,586.15	6.78
2006-07	345	78,962,653.41	23.82
2006-08	682	118,952,565.78	35.89
2006-09	109	15,714,051.70	4.74
2007-01	1	288,900.00	0.09
2007-03	8	1,394,882.94	0.42
2007-04	4	529,322.69	0.16
2007-05	4	756,707.14	0.23
2007-06	8	1,955,900.47	0.59
2007-07	92	16,699,709.49	5.04
2007-08	251	42,240,586.24	12.74
2007-09	5	844,600.00	0.25
2009-05	4	1,272,011.09	0.38
2009-06	9	2,350,244.32	0.71
2009-07	50	10,639,409.39	3.21
2009-08	5	1,412,491.97	0.43
Total:	**1,808**	**$331,468,207.14**	**100.00%**